Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

The following message was sent via email by Craig M. Nash, the CEO of Interval Leisure Group, Inc. (“ILG”), to employees of ILG on February 26, 2016.

Yesterday we reported Interval Leisure Group’s (ILG) fourth quarter and full-year results and I would like to share some key points with you. As I mentioned on our earnings call, we laid out an ambitious plan in 2015, on which we have made significant progress.

The year was highlighted by the most transformative action we’ve ever taken — the announced acquisition of Vistana Signature Experiences. We are focused on closing this transaction in the second quarter and are working to obtain approvals and complete the preparations necessary to welcome the more than 5,000 Vistana associates to the ILG family.

In addition to delivering solid financial results, we successfully implemented a number of programs in the Exchange and Rental segment. At Interval International, we added high-demand inventory to the exchange network and, at the same time, enhanced inventory distribution for Hyatt Residence Club and Aqua-Aston Hospitality. To further expand the Interval membership exchange options, we are now developing other initiatives that will launch later this year. At Aqua-Aston, we formally announced that the two companies would operate under the combined corporate banner.

We also made considerable strides in the Vacation Ownership segment in leveraging relationships with homeowners’ associations managed by Vacation Resorts International and Trading Places International, in order to strengthen the financial base of these resorts. As you know, ILG wants to provide its managed properties with a sales and marketing platform that can help in recycling defaulted inventory. To that end, a subsidiary of ILG recently purchased a 50-percent interest in Great Destinations, a fee-for-service real-estate brokerage firm that is also assisting in this critical industry endeavor. Other important segment news is the acquisition of a prime location in the heart of Key West for the new Hyatt Vacation Ownership sales center, which will be an ideal showcase for the pure points club that we hope to introduce at the end of this year.

Upon completion of the Vistana acquisition and merger, ILG will be stronger than ever. We are proudly looking forward to offering our employees, members, owners, and guests an unprecedented range of exciting new opportunities. Together, we will make it happen.

Craig M. Nash

CRAIG M. NASH

Chairman, President & C.E.O.

Team Member Since 1982

Interval Leisure Group

6262 Sunset Drive • Miami, Florida 33143

305.925.7005 • fax 305.667.5948

craig.nash@iilg.com

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements regarding our future financial performance, our business prospects and strategy, anticipated financial position, liquidity, capital needs and other similar matters, as well as financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG and are subject to significant risks and uncertainties outside of ILG’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (9) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (10) lack of available financing for, or insolvency or consolidation of developers, (11) decreased demand from prospective purchasers of vacation interests, (12) travel related health concerns, (13) ILG’s ability to compete effectively and successfully and to add new products and services, (14) ILG’s ability to successfully manage and integrate acquisitions, (15) the occurrence of a termination event under the master license agreement with Hyatt, (16) ILG’s ability to market vacation ownership interests successfully and efficiently, (17) impairment of ILG’s assets, (18) the restrictive covenants in ILG’s revolving credit facility and indenture; (19) business interruptions in connection with ILG’s technology systems, (20) the ability of managed homeowners associations to collect sufficient maintenance fees, (21) third parties not repaying advances or extensions of credit, (22) fluctuations in currency exchange rates and (23) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s filings with the U.S. Securities and Exchange Commission. ILG is not under any obligation, and ILG expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO

READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

PARTICIPANTS IN SOLICITATION

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.